UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration Under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Section 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 000-30495

FIRST OTTAWA BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

701-705 LaSalle Street, Ottawa, Illinois 61350
(815) 434-0044

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $1.00 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  506

Explanatory Note: First Ottawa Bancshares, Inc. is filing this Form 15 in reliance on a no-action letter issued by the staff of the Division of Corporation Finance of the Securities and Exchange Commission on July 23, 2012 addressing the ability of First Ottawa Bancshares, Inc. to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended by Section 601(b) of the Jumpstart Our Business Startups Act.

Pursuant to the requirements of the Exchange Act, First Ottawa Bancshares, Inc. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

Date:  August 10, 2012
By:	/s/ Joachim J. Brown
Name:	Joachim J. Brown
Title:	President and Chief Executive Officer